Email #1 Duo update and hi!

Sent on: 2/22/2023

Subject line: Duo Big Updates and Sneak Peeks

Body

Hello friends and family!

We hope you are all doing well. Yes, this is a mass email (to a very select few), and no, you did not sign up for it. If you are getting this email it is because you're close to our hearts and have been close to the inception and growth of Duo, the ambiguous innovation studio/nonprofit we've been talking your ears off about. We don't do mass emailing very regularly, so this is a special set of updates and things to come.

First, we want to share that Duo is officially a full-time and self-sustaining endeavor. We've been gaining recognition and trust with hundreds of residents and dozens of organizations as one of Chicago's most innovative studios anchored by our ethical principles. We've been working really hard toward this milestone, so we are very proud and grateful to make it happen:

- Carlos transitioned full-time into Duo from Deloitte's Monitor Institute last year and with Raf's weekends and evening shifts, was able to set the ground for a steady stream of projects, and Duo's first two acquisitions for real estate development (more on that in a bit).
- Rafa has officially joined Carlos full-time as of this February. He said a bitter-sweet goodbye to Doblin after 4+ years, and we're excited to get his powers during daylight hours.
- We welcomed Duo's first Fellow, Shanea Condon, from the University of Michigan who strengthened our projects with her Public Health and Urban Planning background.
- We continue to develop Multicontextual Design as a new way of practice. **Check out our updated website** to see all the work we've been doing!

Now, we want to let you know about some exciting things that we will be announcing over the next week(s). We're acquiring Duo's first real estate assets to design new and more ethical norms in real estate development:

- **Starling** – a new construction mixed-use commercial space in North Lawndale grounded in the concept of Liberation to facilitate experiences to gather, replenish, learn, and create.
- **Homekeep** – a three building rental portfolio to preserve affordability in gentrifying Chicago neighborhoods and completely redesign the landlord/tenant model.

Both projects will be first of their kind in Chicago (and arguably the country) and will redesign traditional ownership structures in real estate to provide a net benefit to society. We are calling this approach "crowd-ownership" and part of it relies on opening projects as investment opportunities to the public (instead of only traditional accredited investors, e.g., private equity).

To do this, we are going to start with Homekeep and launch a “test-the-waters campaign” in the coming days and hope that you’ll consider investing and/or spreading the word.

- *Since this is a new concept for many, we’ll be breaking our no-regular-mass-emailing rule to share more explanations and updates about Homekeep over the next few days. Many of you are in decision-making positions and/or interested in ethical design, innovation, and real estate development, so* ***feel free to reach out and we can share even more resources****.*

Thank you for taking the time to read this far and for your friendship and support. We want to be respectful of your time, so **if you don’t want us sending you these updates**, please let us know! (no hard feelings).

All our best,

Carlos and Raf

--

Carlos Robles-Shanahan

Duo/.

M +1 647 800 2682

@ rscarlos@duodevelopment.org

W duodevelopment.org

Homekeep Campaign Email #2

Send to: All minus Lisa

Send on: 3/02/2023

Subject line: Duo Homekeep Campaign

Body

Hello everyone, happy friday!

First, we wanted to say thank you for the outpouring of support in response to our last email. We're still working our way down to say thanks to all those of you who responded. It really means a lot.

As promised, we are breaking our no-regular-mass-emailing rule to **tell you more about Homekeep and ways that you can support it.**

The 10 second version of this email:

We created Homekeep as a way to preserve affordable housing using equity crowdfunding. We're excited to be the first ones in Chicago to bring this to life.

We're inviting you to become an early investor of Homekeep starting at $200 to help preserve 8 affordable housing units and support Duo in redesigning the landlord/tenant model.

If interested, **you can submit a pledge of your support here**.

Now, on to more details!

What is Homekeep?

- A Duo venture that involves the acquisition of a three-building rental portfolio (8 units) to **(1) preserve affordability in gentrifying Chicago neighborhoods and (2) completely redesign the landlord/tenant model.**
- These units are **at risk of being sold at market-rate and displacing their current residents.** So first, we will preserve the affordability of the units and then partner with the residents to design models or ownership/renting that challenge, and improve, the landlord/tenant model as we know it today.

- For the full project description/pitch, please go to Homekeep's Wefunder campaign.

How can I help?

- We'd like to invite you to **invest in Homekeep!** Thanks to the process we are using, investments can start at $200.
- You are making an investment, not a donation. If we do well, you'd get your money back and potentially earn a return.

Anyone can invest?

- Yes! And this is because we are using a process called "**Regulation Crowdfunding**" through **Wefunder**, an SEC-regulated platform.
- This allows us to invite the public to invest in Homekeep and naturally, we'd like to extend this invitation to our close group (you!) before launching it publicly.
- During the public launch we will invite the current tenants and other residents to invest too.

What am I contributing to/investing in?

- *In the short term:* You're going to help preserve affordability for 8 families now.
- *In the medium term:* You're helping to fund innovation projects that rethink the landlord/tenant model for everyone's benefit.
- *In the long term:* This has a huge potential! You're helping to prove out a new model to preserve affordable housing, which we will then try to scale, as well as implement the new landlord/tenant models that come out of this work.

Do you need the money now?

- **Not immediately.** First, you'd go on Wefunder and make a "pledge" of your intended investment. When we reach $50k in pledges Wefunder will reach back out to you for a final confirmation. Then, the amount pledged will be withdrawn from the account of your choosing.
- *This is called a "testing the waters" campaign in Wefunder which means Homekeep, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

What are some risks?

- Investors only are at risk of losing their initial investment. They will never be liable for more than they invested because the purchase is organized under an LLC (a Limited Liability Company).
  - This also means that investors are not liable for paying the mortgage or any future costs (e.g., repairs) associated with the buildings.
- **As a rule of thumb for any investment, people should not invest money that they need in the short term or as part of their regular living expenses.**

I need to think about it, how long do I have?

- The campaign will only be open for 14 days so we will be sending periodic emails about it in the coming weeks.
- We understand this is not for everyone, so **if you don't want us sending you updates about this campaign but want us to go back to our not-so-regular-mass emailing, please let us know.**

Can I help you spread the word?
Sure! If you want to share the campaign with anyone, let us know, there are a couple of disclosures you need to make, but we'd love it if you spread the word.

There are a lot of new terms, tell me more about Wefunder, "Regulation Crowdfunding," and "testing the waters."

Consider this a mini glossary of terms:

- **Wefunder:**
  - Wefunder is an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only).
  - Wefunder facilitates the investment transaction and paperwork of the Regulation Crowdfunding offering.
  - Wefunder's layout and process is similar to what you may have seen in GoFundMe or Kickstarter, with the main difference that Wefunder facilitates investments, instead of donations or product purchases. For more info on making an investment click here.
- **Regulation Crowdfunding:**
  - It allows people to invest and own part of the portfolio for as little as $200. This is exciting because it can be a new way to pool our resources to acquire property.
  - Before Regulation Crowdfunding, most investment opportunities were only for accredited investors (people who make more than $250K a year or own over $1M in assets—aka not many of us).
- **Testing the waters:**
  - "Testing the waters" helps Wefunder see that a company is likely to raise enough funds so that they can proceed with the official paperwork.
  - This is just an indication of interest through the Wefunder site. You will make a "pledge" of your intended investment and if we reach $50k in pledges the investment will be withdrawn from the account of your choosing.

Wow you guys really did your homework, can I get that link again?
Thank you! Here is the link to the campaign again. We hope you'll join us!

Thank you for your support and we look forward to your questions and carrying out this important work together.

Carlos and Rafa

Homekeep Campaign Email #3

Sent on: 3/07/2023

Subject line: Duo Homekeep 10 days left to join us!

Body

Hi Everyone,

What an exciting weekend we had!! We want to say a **huge thank you to those of you who invested in Homekeep, thanks to you we are almost halfway to our goal of reaching $50K from reservations** in the testing the waters campaign, just over the weekend!

So, as you may have guessed, this is a reminder email to let you know that we now have **10 days left to reach our goal** and hope that you will consider joining us. Please **follow this link to invest in Homekeep**!

As a reminder, this is what we are all contributing to:

- *In the short term:* You're going to help preserve affordability for 8 families now.
- *In the medium term:* You're helping to fund innovation projects that rethink the landlord/tenant model for everyone's benefit.
- *In the long term:* This has a huge potential! You're helping to prove out a new model to preserve affordable housing, which we will then try to scale, as well as implement the new landlord/tenant models that come out of this work.

Also, please note that in this portion of the campaign Homekeep LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you again for your support. Please let us know if you have any questions.

All our best,

Carlos and Rafa

Homekeep Campaign Email #4

Sent on: 3/14/2023

Subject line: Duo Homekeep 5 days left to invest!

Body

Hi all!

We have some exciting momentum as we approach the closing of the investment opportunity in Homekeep this week. **We're only $12,550 away from our initial friends and family goal of $50,000!!**

If you haven't already, please check out our **WeFunder page** for the full details of the investment opportunity. We hope you'll join us!

A huge THANK YOU to those of you who have invested already. For those who still intend to contribute, you can submit a pledge by the **end-of-day Sunday 3/19.** This will allow us to begin filing the official paperwork on Monday 3/20.

If you have any questions (financials, building information, process, etc.) please let us know and we will be more than happy to accommodate your schedule for a talk.

Thanks again for joining the vision to preserve affordability for 8 families and work to re-imagine the landlord/tenant model of ownership.

And as a reminder, this is a test the waters campaign which means Homekeep, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

All the best,

Carlos and Rafa



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



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